UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.3)*

                           Philip Services Corporation
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    718193105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                            and affiliated companies
                          767 Fifth Avenue, 47th floor
                            New York, New York 10153
                                 (212) 702-4300

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  March 5, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d- 1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
               High River Limited Partnership

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                  WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         11,461,875 (See Items 3 and 5)

8        SHARED VOTING POWER
                  0

9        SOLE DISPOSITIVE POWER
         11,461,875 (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
                  0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,461,875 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                41.1%

14       TYPE OF REPORTING PERSON
                PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                Barberry Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                   OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                    0

8        SHARED VOTING POWER
         11,461,875 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                  0

10       SHARED DISPOSITIVE POWER
         11,461,875 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,461,875 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               41.1%

14       TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                American Real Estate Holdings L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (a) / /
                                                                      (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
         2,920,626 (See Items 3 and 5)

8        SHARED VOTING POWER
                 0

9        SOLE DISPOSITIVE POWER
         2,920,626  (See Items 3 and 5)

10       SHARED DISPOSITIVE POWER
                 0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,920,626 (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.5%

14       TYPE OF REPORTING PERSON
                PN

                                  SCHEDULE 13D

CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                American Real Estate Partners, L.P.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
         2,920,626  (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                 0

10       SHARED DISPOSITIVE POWER
         2,920,626  (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,920,626 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              11.5%

14       TYPE OF REPORTING PERSON
                PN

                                  SCHEDULE 13D
CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                American Property Investors, Inc.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                             //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                  0

8        SHARED VOTING POWER
         2,920,626  (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                 0

10       SHARED DISPOSITIVE POWER
         2,920,626  (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,920,626 (See Items 3 and 5)

12       CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                11.5%

14       TYPE OF REPORTING PERSON
                CO

                                  SCHEDULE 13D
CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                Beckton Corp.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) / /
                                                                         (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                 //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
         2,920,626  (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                 0

10       SHARED DISPOSITIVE POWER
         2,920,626  (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,920,626 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               11.5%

14       TYPE OF REPORTING PERSON
                CO

                                  SCHEDULE 13D
CUSIP No. 718193105

1        NAME OF REPORTING PERSON
                Carl C. Icahn

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                       (a) / /
                                                                       (b) / /
3        SEC USE ONLY

4        SOURCE OF FUNDS
                OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                  //

6        CITIZENSHIP OR PLACE OF ORGANIZATION
             United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7        SOLE VOTING POWER
                 0

8        SHARED VOTING POWER
         14,382,501 (See Items 3 and 5)

9        SOLE DISPOSITIVE POWER
                 0

10       SHARED DISPOSITIVE POWER
         14,382,501 (See Items 3 and 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,382,501 (See Items 3 and 5)

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                  //

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                49.8%

14       TYPE OF REPORTING PERSON
                IN

                                  SCHEDULE 13D

Item 1.  Security and Issuer

         This Amendment No. 3 to Schedule 13D, which was filed with the Commission on April 18, 2000, as amended on August 10, 2001 and November 21, 2001 , relates to the common shares, par value $0.01 per share (the "Shares"), of Philip Services Corporation, a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 9700 Higgins Road, Suite 750, Rosemont, Illinois 60018.

Item 3.  Source and Amount of Funds or Other Consideration

         On January 1, 2002, the Registrants may be deemed to have acquired beneficial ownership of 105,689 Shares as a result of the receipt of Convertible Pay-In-Kind Debt (the "Debt") by the Registrants in leu of the interest.

         On February 5, 2002, in a privately negotiated transaction, the Registrants purchased an aggregate of approximately $1,091,694.50 principal amount of the Debt (convertible into 93,148 Shares) together with a certain amount of the term debt of the Issuer. The price for the approximately $1,091,694.50 face amount of the Debt, as well as the price for the term debt of the Issuer, was 47% of the principal amount of the Debt and the term debt. The source of funding was the general working capital of High River and AREH.

         On March 5, 2002, in three privately negotiated transactions, the Registrants purchased an aggregate of approximately $2,258,670.60 principal amount of the Debt (convertible into 192,719 Shares) together with an aggregate of 264,040 Shares, and a certain amount of the term debt of the Issuer. In one transaction, the price for the approximately $545,845.70 face amount of the Debt, as well as the price for the term debt of the Issuer, was 45% of the principal amount of the Debt and the term debt. In the other two transactions, the price for the 264,040 Shares and the approximately $1,712,824.90 face amount of the Debt and for the term debt of the Issuer totaled 47.25% of the aggregate principal amount of the Debt and the term debt. The source of funding was the general working capital of High River and AREH.

Item 4.  Purpose of Transaction

         Item 4 is hereby amended by adding the following:

         The additional securities of the Issuer acquired by the Registrants on February 5, 2002 and March 5, 2002, as described in Item 3 hereof, were acquired pursuant to an oral non-binding understanding with Cerberus Partners L.P. ("Cerberus"), previously disclosed on this Schedule 13d, to the effect that if either had the opportunity to acquire additional securities, the other would have an opportunity to acquire its agreed upon portion of such securities. As previously disclosed, the Registrants had the right to acquire two-thirds and Cerberus one-third of any such securities.

Item 5.   Interest in Securities of the Issuer

         (a) As of the close of business on March 14, 2002, the Registrants may be deemed to beneficially own, in the aggregate 14,382,501 Shares (composed of 9,855,305 Shares which the Registrants own and an additional 4,527,196 Shares which the Registrants would hold if the $53,058,742 principal amount of the Debt held by the Registrants were fully converted into Shares), representing approximately 49.8% of the Issuer's outstanding Shares (based upon the 24,347,557 Shares provided to be outstanding as of November 16, 2001, by the Issuer in the Issuer's Form 10-Q filed with the SEC on November 19, 2001).

         As of the close of business on March 14, 2002, the Registrants collectively beneficially own, in the aggregate approximately $76,203,292.79 principal amount of the Issuer's term debt, and the Registrants' affiliates are also participants in Exit Facility dated as of March 31, 2001, pursuant to which the Issuer borrows up to $190,000,000 from time to time.

         (b) High River has sole voting power and sole dispositive power with regard to 11,461,875 Shares (including 3,554,262 Shares which High River would directly hold if the $41,655,955 principal amount of the Debt directly held by High River were fully converted into Shares). Barberry has shared voting power and shared dispositive power with regard to 11,461,875 Shares (including 3,554,262 Shares which Barberry would indirectly hold if the $41,655,955 principal amount of the Debt directly held by High River were fully converted into Shares). AREH has sole voting power and sole dispositive power with regard to 2,920,626 Shares (including 972,934 Shares which AREH would directly hold if the $11,402,787 principal amount of the Debt directly held by AREH were fully converted into Shares). AREP has shared voting power and shared dispositive power with regard to 2,920,626 Shares (including 972,934 Shares which AREP would indirectly hold if the $11,402,787 principal amount of the Debt directly held by AREH were fully converted into Shares). American Property has shared voting power and shared dispositive power with regard to 2,920,626 Shares (including 972,934 which American Property would indirectly hold if the $11,402,787 principal amount of the Debt directly held by AREH were fully converted into Shares). Beckton has shared voting power and shared dispositive power with regard to 2,920,626 Shares (including 972,934 Shares which Beckton would indirectly hold if the $11,402,787 principal amount of the Debt directly held by AREH were fully converted into Shares). Carl C. Icahn has shared voting power and shared dispositive power with regard to 14,382,501 Shares (including 4,527,196 Shares which the Registrants would hold if the $53,058,742 principal amount of the Debt held by the Registrants were fully converted into Shares).

         Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Beckton, American Property, AREP and Mr. Icahn, by virtue of their relationships to AREH (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which AREH beneficially owns. Each of Beckton, American Property, AREP and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

         (c) The following sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Registrants:

         On February 5, 2002, in a privately negotiated transaction, the Registrants purchased an aggregate of approximately $1,091,694.50 principal amount of the Debt (convertible into 93,148 Shares) together with a certain amount of the term debt of the Issuer. The price for the approximately $1,091,694.50 face amount of the Debt, as well as the price for the term debt of the Issuer, was 47% of the principal amount of the Debt and the term debt.

         On March 5, 2002, in three privately negotiated transactions, the Registrants purchased an aggregate of approximately $2,258,670.60 principal amount of the Debt (convertible into 192,719 Shares) together with an aggregate of 264,040 Shares, and a certain amount of the term debt of the Issuer. In one transaction, the price for the approximately $545,845.70 face amount of the Debt, as well as the price for the term debt of the Issuer, was 45% of the principal amount of the Debt and the term debt. In the other two transactions, the price for the 264,040 Shares and the approximately $1,712,824.90 face amount of the Debt and for the term debt of the Issuer totaled 47.25% of the aggregate principal amount of the Debt and the term debt.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See Items 3 and 4, which are incorporated herein by reference thereto.

                                    SIGNATURE
         After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this amendment is true, complete and correct.
Dated: March 14, 2002

HIGH RIVER LIMITED PARTNERSHIP
By:      Barberry Corp.,General Partner

By:      /s/ Edward E. Mattner
             ----------------------------
             Name:  Edward E. Mattner
             Title: Authorized Signatory

BARBERRY CORP.

By:      /s/ Edward E. Mattner
         ---------------------------------
             Name:  Edward E. Mattner
             Title: Authorized Signatory

AMERICAN REAL ESTATE HOLDINGS L.P.
By:      American Property Investors, Inc., General Partner

By:      /s/ Martin Hirsch
         ----------------------------------
             Name:  Martin Hirsch
             Title: Executive Vice President


   [Signature Page of Amendment No. 3 to Schedule 13D with respect to Philip
                                Services Corp.]

AMERICAN REAL ESTATE PARTNERS, L.P.
By:      American Property Investors, Inc., General Partner

By:       /s/ Martin Hirsch
         ----------------------------------
              Name:  Martin Hirsch
              Title: Executive Vice President

AMERICAN PROPERTY INVESTORS, INC.

By:      /s/ Martin Hirsch
             --------------------------------
             Name: Martin Hirsch
             Title: Executive Vice President

BECKTON CORP.

By:      /s/ Edward E. Mattner
         -------------------------------------
         Name: Edward E. Mattner
         Title: Authorized Signatory

/s/ Carl C. Icahn
------------------
Carl C. Icahn


   [Signature Page of Amendment No. 3 to Schedule 13D with respect to Philip
                                Services Corp.]